SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July 2019

Commission File Number: 001-36349

                  MediWound Ltd.
(Translation of registrant’s name into English)

42 Hayarkon Street
Yavne, 8122745 Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

On July 22, 2019, MediWound Ltd. (the “Company”) issued a press release in connection with its Analyst Day to be held in New York, NY on July 22, 2019, entitled “MediWound Launches EscharEx® U.S. Clinical Development Program”. A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIWOUND LTD.

Date: July 22, 2019	By:	/s/ Sharon Malka
	Name:	Sharon Malka
	Title:	Chief Executive Officer

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit                   Description

99.1	Press release dated July 22, 2019 entitled “MediWound Launches EscharEx® U.S. Clinical Development Program”. A copy of this press release is attached to this Form 6-K as Exhibit 99.1”.